RNS Director Declaration DIRECTOR DECLARATION UNILEVER PLC Released 15:46:21 01 May 2025 RNS Number : 1236H Unilever PLC 01 May 2025     Unilever PLC Director Declaration In accordance with UKLR 6.4.9R(2), Unilever PLC (the "Company") announces tha executive director of the Company, will join the board of National Grid plc as Chie on 1 September 2025 and will be appointed Chief Executive on 17 November 2025. This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an   anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.